AVANTE SYSTEMS, INC.
695-24-05 Desa Kiara,
Jalan Damasara
Kuala Lumpur, Malaysia

March 2, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington D.C., 20549

Attention:  Kate Beukenkamp

Re:          Avante Systems, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed January 31, 2011
File No.: 333-171305

Dear Ms. Beukenkamp:

I write on behalf of Avante Systems, Inc., (the “Company”) in response to the Staff’s letter of February 8, 2011, by Larry Spirgel, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement #1 on Form S-1/A, filed January 31, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1.
we note your response to comment one in our letter dated january 14, 2011.  however, we still believe that your offering constitutes an indirect primary offering by the company through the selling shareholders.  we note that the number of shares being registered is over 60% of the shares held by non-affiliates, and these persons recently received their shares for nominal consideration.  we also note that the purpose of the underlying regulation s offering was to facilitate a public market in the company’s securities.  therefore, we reissue our comment requesting that the selling shareholders be named as underwriters.

In response to this comment, The Company believes that the sale of the securities registered on the Registration Statement by and on behalf of the selling stockholders named therein is appropriately characterized as a secondary offering that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i), and does not constitute an indirect primary offering by the Company.  Rule 415(a)(1)(i) allows securities to be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The Registration Statement has been filed on behalf of the selling stockholders, none of whom is a subsidiary of the Company and the Company is not a subsidiary of any of the selling stockholders.

As provided in the Staff’s guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations Question 612.09, “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company believes that facts strongly suggest that the Registration Statement is a secondary offering and not a primary offering.  The selling shareholders, who are all non-affiliates, have held their shares for five months and by the time this Registration Statement becomes effective they will have held their shares the six month holding period under Rule 144, which serves as a safe harbor from the Section 2(a)(11) definition of an “underwriter.”

The shareholders received their shares in exchange for cash to fund the company.  Nevada Revised Statutes 78.211 authorizes the Company’s board of directors to set the price of its common stock and the consideration established is conclusive in the transaction.   In this case, the board of directors set the sales price of the Company’s common stock in the private offering at $0.02 per share, well above par value of $0.001. In setting the share price, the board considered a number of factors, including the fact that the Company is a start-up entity with no revenues and no trading market. While the share price of $0.02 may be considered “nominal” for a blue-chip company, the Staff should not view the share price as “nominal consideration” in light of the Company’s stage of operation.  Adequate consideration was paid for the shares by the selling stockholders.

The selling stockholders have no connection to the Company other than as investors.  The Company will receive no proceeds from the sale of the shares by the selling stockholders. None of the selling stockholders are in the business of underwriting securities and the Company has no contracts, commitments, arrangements or understandings with any of the selling stockholders to create a public market or transact any transaction in its securities.  As such, the selling stockholders are not acting as a conduit for the Company, and the Company believes the instant registered offering is properly suited as a secondary offering and not an indirect primary offering.

risk factors, page 7

2.
we note your response to comment six in our letter dated january 14, 2011.  on page 11 of your amended filing you state that you have subsidiaries located in the prc.  please amend your filing to discuss any licenses these subsidiaries are required to have to operate in china.  if the subsidiaries are in the process of obtaining these licenses please describe what stage of the application process they are currently in, and when you anticipate the licensure will be complete.

In response to this comment, the Company does not have any subsidiaries and the disclosure has been removed.

3.
similarly, please amend your filing in your business section, and where appropriate, to discuss your “subsidiaries located in the prc.”  include the names of the entities, what form of ownership or interest you maintain in these entities, for example any agreements or contractual arrangements, as well as discussion about how these entities related to your overall corporate and business structure.

In response to this comment, the Company does not have any subsidiaries and the disclosure has been removed.

we intend to market our products in china and then other areas of asia, page 11

4.
as requested in comment nine in our letter dated january 14, 2011, plainly state that because the prc has historically not protected a company’s intellectual property to the same extent as the united states, a company doing business in the prc faces an increased risk of intellectual property piracy.

In response to this comment, the Company included the requested disclosure.

5.
we note your response to comment nine in our letter january 14, 2011.  we also note your disclosure on page eleven regarding risks associated with doing business in china.  please revise your disclosure to include discussion of risks associated with doing business or conducting business in malaysia including, but not limited to, acquiring necessary permits or licenses, challenges to protecting intellectual property, regulation affecting foreign-based businesses operating in malaysia or tax issues.  additionally, consider any other malaysian laws, regulations or customs that could present material risks to your business.

In response to this comment, the Company revised its disclosure in the risk factors to more closely resemble the disclosure in other areas of the Prospectus.  The Company will begin marketing efforts in China, where the Company’s directors have many contacts. If the Company has success there, it intends to then move forward in marketing products in other countries in Asia.  So therefore, at this time, the Company will not include regulatory obstacles of other Asian countries until the Company has entered China with success.

because all of our executive officers and our directors reside outside…page 13

6.	we note your response to comment eight in our letter dated january 14, 2011. please disclose whether an investor would find it difficult to:

•	enforce u.s. court judgments based upon the civil liability provisions of the u.s. federal securities laws in malaysian or prc courts against you or your executive officers and directors; and

•	bring an original action in a malaysian or prc court to enforce liabilities based upon the u.s. federal securities laws against you or the above described persons.

In response to this comment, the Company included the requested disclosures.

description of business, page 25

third generation technology and wideband code division multiple access, page 26

7.
we note your response to comment seven in our letter dated january 14, 2011.  please revise your disclosure on page 26 to include china in your list of countries and include the percentage of chinese population with access to broadband as of november 2010.

In response to this comment, the Company included China in the list of countries as requested.

management’s discussion and analysis..page 30

liquidity and capital resources, page 33

8.
we note your response to comment 22 in our letter dated january 14, 2011.  we also note that your amended proposed maximum offering price is now reduced to $24,750.  please revise this section, and any other where appropriate, to reflect this change in your total offering.

In response to this comment, the Company will not receive any of the proceeds from the offering for use in its business plan, so that will not be counted in money available in the Liquidity and Capital Resources section of the prospectus.  The current forecast of expenses is accurate.

Thank you for your time and attention to this matter.  Please contact me with any additional questions or comments.

Very truly yours,

/s/ Xu Hai Bo
Xu Hai Bo
Chief Executive Officer